[PGS LOGO]                                                          NEWS RELEASE
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FOR DETAILS, CONTACT:                                      FOR IMMEDIATE RELEASE
Ola Bosterud                                                   December 15, 2005
Phone:  +47 67 52 64 00
Celluar:  +47 90 95 47 43

Christopher Mollerlokken
Phone: +47 67 52 64 00
Celluar: +47 90 27 63 55

US Investor Services,
Renee Sixkiller,
Phone: +1 281 509 8548


           PGS Extends Expiration Date of Tender Offer for 10% Senior
                                 Notes Due 2010

     December 15, 2005: OSLO, NORWAY - Petroleum Geo-Services ASA ("PGS" or the "Company") (OSE and NYSE: PGS) announced today that the expiration date in respect of its cash tender offer and consent solicitation for any and all of its outstanding $745.9 million aggregate principal amount of 10% Senior Notes due 2010 (the "Notes") has been extended to 8:00 a.m., New York City time, on December 16, 2005, unless further extended or earlier terminated. As of 8:00 a.m., New York City time, on December 14, 2005, tenders representing approximately 99% of the $745.9 million aggregate principal amount of the Notes had been received. Holders who have previously tendered Notes do not need to re-tender their Notes or take any other action in response to this extension.

     As previously announced, as a result of the receipt of the requisite consents from holders of the Notes to amend the indenture governing such Notes, the Company, the guarantors of the Notes and the trustee under the indenture governing such notes have executed and delivered a supplemental indenture, dated December 1, 2005 (the "Supplemental Indenture"). The Supplemental Indenture will become operative upon acceptance of the Notes for purchase in the tender offer in accordance with the terms, and subject to the conditions, described in the Offer to Purchase and Consent Solicitation Statement, dated as of November 15, 2005 (the "Offer to Purchase"). The Supplemental Indenture eliminates substantially all of the restrictive covenants and certain events of default relating to the Notes and all holders of untendered Notes shall be bound thereby.

     The Notes are being tendered pursuant to the Offer to Purchase, which more fully sets forth the terms and conditions of the tender offer and consent solicitation. The consummation of the tender offer and consent solicitation is subject to the conditions set forth in the Offer to Purchase, including PGS obtaining the financing necessary to fund the tender offer and consent solicitation. PGS may, subject to certain restrictions, amend, extend or terminate the offer and consent solicitation at any time in its sole discretion without making any payments with respect thereto.

     PGS has engaged UBS Securities LLC as dealer manager for the tender offer and solicitation agent for the consent solicitation. Questions regarding the tender offer and consent solicitation may


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Petroleum Geo-Services Inc     Phone:  +1 281-509-8000
15150 Memorial Drive           Fax:    +1 281-509-8500
Houston, TX 77079, USA

Petroleum Geo-Services ASA     Phone:  +47 67 52 64 00
Strandveien 4                  Fax:    +47 67 52 64 64
P.O. Box 89 N-1325 Lysaker, Norway
be directed to the Liability Management Group at UBS at (888) 722-9555 x 4210 or
(203) 719-4210. Requests for documentation should be directed to Global Bondholder Services Corp. at (866) 470-3900 or (212) 430-3774, the information agent for the tender offer and consent solicitation.

     The tender offer and consent solicitation are made solely on the terms and conditions set forth in the Offer to Purchase. Under no circumstances shall this press release constitute an offer to buy or the solicitation of an offer to sell the Notes or any other securities of the Company. It also is not a solicitation of consents to the proposed amendments to the indenture governing the Notes. No recommendation is made as to whether holders of the Notes should tender their Notes or give their consent.

                                      ****

     Petroleum Geo-Services is a technologically focused oilfield service company principally involved in geophysical and floating production services. PGS provides a broad range of seismic and reservoir services, including acquisition, processing, interpretation, and field evaluation. PGS owns and operates four floating production, storage and offloading units (FPSOs). PGS operates on a worldwide basis with headquarters at Lysaker, Norway. For more information on Petroleum Geo-Services visit www.pgs.com.

                                      ****

     The information included herein contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on various assumptions made by the Company which are beyond its control and are subject to certain additional risks and uncertainties as disclosed by the Company in its filings with the Securities and Exchange Commission including the Company's most recent Annual Report on Form 20- F for the year ended December 31, 2004. As a result of these factors, actual events may differ materially from those indicated in or implied by such forward-looking statements.

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